VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

February 22, 2017

VIA EDGAR

Mr. Sunny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Mutual Funds

(File Nos. 033-56094; 811-07428)

Dear Mr. Oh:

This letter responds to comments provided to Jay Stamper and Anna Jagiello on February 2, 2017, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for Post-Effective Amendment No. 197 (the “Amendment”) to the Registration Statement of Voya Mutual Funds (the “Registrant”) filed on December 21, 2016 on Form N-1A. Our summary of the comments and our responses thereto are provided below.

GENERAL

1.                                      Comment:                                     The Staff requested that the Registrant include the caption “Approximate Date of Public Offering:” on the facing sheet of the registration statement.

Response:                                        The Registrant appreciates the Staff’s comment and notes that the caption was included on the facing sheet below the contact information.

2.                                      Comment:                                     With respect to the use of “Global” or “International” in the name of a Fund, the Staff requested the Registrant expand the disclosure with respect to how each Fund will be invested in countries economically tied throughout the word.

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant believes that the current disclosure is consistent with the guidance provided by the U.S. Securities and Exchange Commission in footnote 42 of the Investment Company Act release number 24828.

3.                                      Comment:                                     The Staff requested that the Registrant include full names of all indices in the “Average Annual Total Return” tables.

Response:                                        The Registrant appreciates the Staff’s comment, however, it believes that the abbreviated names are appropriate in the tables, with the full names and applicable abbreviations included in the section entitled “Index Descriptions.”

4.                                      Comment:                                     The Staff noted that material portions of the filing are incomplete, e.g., fee table information and requested that the Registrant confirm that the missing information will be included in the filing prior to going effective.

Response:                                        It is the Registrant’s understanding that it is general industry practice to file Rule 485(a) filings with the expense tables incomplete as that information is generally not available at the time of filing, but confirms that these will be completed before the filing goes effective.

5.                                      Comment:                                     The Staff requested that the Registrant include Class B shares in the Minimum Initial Investment table.

Response:                                        The Registrant appreciates the comment but believes that since Class B shares are closed to new investment and can no longer be purchased, inclusion in the table is not necessary.

6.                                      Comment:                                     The Staff requested that the Registrant confirm that the derivatives disclosure for any Fund investing in derivative instruments describes the specific derivative instruments, and their related risks, that the Funds will use to achieve their investment objective.  The above request is to comply with the guidance regarding derivatives disclosures in mutual fund registration statements provided by Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010.

Response:                                        The Registrant confirms.

PROSPECTUS

Cover Page

7.                                      Comment:                                     Please add the former names of Voya Multi-Manager International Factors Fund and Voya Global Equity Fund in parentheses.

Response:                                        The Registrant appreciates the Staff’s comment but believes that the inclusion of the former name in the Summary Prospectus is sufficient.

8.                                      Comment:                                     Please confirm that the ticker symbols are correct for Voya Multi-Manager International Factors Fund and Voya Global Equity Fund after the Funds changed their names.

Response:                                        The Registrant confirms.

Principal Investment Strategies

9.                                      Comment:                                     With regard to the derivatives disclosure in the section entitled “Principal Investment Strategies” for all Funds subject to the 80% test under Rule 35d-1, the Staff requested that if a Fund uses derivatives to comply with the 80% name test under Rule 35d-1, the Registrant disclose how the derivatives will be valued (notional or market).

Response:                                        The Registrant confirms that none of the Funds subject to an 80% test under Rule 35d-1 (Voya Global Bond Fund, Voya Global Equity Fund, Voya Multi-Manager Emerging Markets Equity Fund, Voya Multi-Manager International Equity Fund, Voya Multi-Manager International Small Cap Fund, or Russia Fund) use derivatives to meet their respective 80% tests.

Fund Specific Comments

Voya Global Bond Fund

10.                               Comment:                                     The Staff requested that the Registrant clarify footnote #2 to explain what “contractual differences” means.

Response:                                        The Registrant will revise footnote #2 to clarify “contractual differences.”

11.                               Comment:                                     The Staff noted that the Fund invests in senior loans and closed-end investment companies that invest in senior loans and requested that corresponding risks be included in the “Principal Risks” section.

Response:                                        The Registrant believes that the following risks, which are already included in the “Principal Risks” section with regards to senior loans, set forth the risks applicable to investments in senior loans: “Floating Rate Loans” and “Interest in Loans.”

12.                               Comment:                                     The Staff requested that the Registrant disclose in the Prospectus that it may take more than 7 days for the sale of a loan to settle.

Response:                                        The Registrant has revised the risk entitled “Floating Rate Loans” to include the requested disclosure.

13.                               Comment:                                     The Staff requested that the Registrant address supplementally how the fund will meet its short-term liquidity needs given the extended settlement period of many senior loan investments.

Response:                                        The Fund holds cash, as well as other liquid securities, and also has access to a line of credit to meet its liquidity needs.

14.                               Comment:                                     The Staff requested that the Registrant add risk disclosure to describe that loans can take significantly longer than 7 days to settle and may affect the Fund’s ability to satisfy redemption requests from Fund shareholders.

Response:                                        The Registrant has revised the risk entitled “Floating Rate Loans” to include the requested disclosure.

15.                               Comment:                                     The Staff requested that the Registrant disclose that bank loans do not have the protection afforded by Federal securities laws.

Response:                                        The Registrant has revised the risk entitled “Floating Rate Loans” to include the requested disclosure.

16.                               Comment:                                     The Staff requested that the Registrant revise the risks entitled “Company,” “Market,” and “Market Capitalization” to include an explanation how these risks tie to a bond fund.

Response:                                        The Registrant appreciates the Staff’s comment but notes that these risks are associated with investments in preferred stocks, and investments in preferred stocks are included in the principal investment strategies for this bond fund.

17.                               Comment:                                     The Staff requested that the Registrant expand the disclosure in the “Performance Information” section to include a statement that the shares invest in the same portfolio of securities and that annual returns would differ based on the expenses paid by Class A shares.

Response:                                        The Registrant appreciates the Staff’s comment but notes that the “Performance Information” section already includes disclosure stating that “Other class shares’ performance would be higher or lower than Class A shares’ performance because of the higher or lower expenses paid by Class A shares.”  The Registrant believes that the current disclosure is sufficient.

Voya Global Equity Fund

18.                               Comment:                                     The Staff noted that the Fund may focus in the financial services sector and requested that the Registrant include a corresponding risk in the “Principal Risks” section.

Response:                                        The Registrant appreciates the Staff’s comment but would like to point out that the risk entitled “Focus Investing” is included in the section entitled “Principal Risks” with an expanded version in the statutory Prospectus with specific disclosure with respect to the financial services sector.

19.                               Comment:                                     The Staff requested that the Registrant confirm the abbreviated name of “MSCI ACW Index” included in the Prospectus is correct.

Response:                                        The Registrant confirms.

Voya Multi-Manager International Factors Fund

20.                               Comment:                                     The Staff requested that the Registrant include corresponding risks for depositary receipts, warrants and rights in the Principal Risks section.

Response:                                        The Registrant believes that the principal risks identified with the Fund’s principal investment strategies are adequately reflected in the Principal Risks section.

Voya Multi-Manager International Equity Fund

21.                               Comment:                                     The Staff requested that the Registrant delete footnote #2 regarding expenses being based on estimated amounts for the current fiscal year or explain the basis for estimating the expenses.

Response:                                        The Registrant notes that, due to the fact that many of the share classes have not yet had a full calendar year of operations, the expenses are based on estimated amounts for the current fiscal year.

22.                               Comment:                                     The Staff requested that the Registrant delete the first two paragraphs in the section entitled “Portfolio Turnover” as the information is not allowed per Form N1-A.

Response:                                        The Registrant has deleted the paragraphs as requested.

23.                               Comment:                                     The Staff requested that the Registrant include corresponding risks for depositary receipts, warrants and rights, and privately places securities.

Response:                                        The Registrant believes that the principal risks identified with the Fund’s principal investment strategies are adequately reflected in the Principal Risks section.

Statutory Prospectus

24.                               Comment:                                     The Staff requested that the Registrant delete the section entitled “Additional Information About Principal Investment Strategies — Voya Global Bond Fund” or include it for all other funds.

Response:                                        The Registrant appreciates the Staff’s comment, however, since the investment strategies for Voya Global Bond Fund include additional information that the Registrant believes to be beyond the scope of the disclosure typically included in the summary section per Form N1-A, the expanded strategy for Voya Global Bond Fund has been included in Item 9(b) per Form N1-A.

25.                               Comment:                                     The Staff requested that the Registrant identify which Funds are associated with which risks in the section entitled “More Information About the Funds — Additional Information About the Principal Risks.”

Response:                                        The Registrant appreciates the Staff’s comment but does not believe that this is required by Form N-1A. The Registrant notes, however, that each Fund’s summary section of the Prospectus sets forth the summary version of the corresponding risks and so the Registrant believes it is clear to shareholders whether or not a principal risk is applicable.  Further, the section entitled “More Information About the Funds — Additional Information About the Principal Risks” notes that: “The discussions below expand on the risks included in each Fund’s summary section of the Prospectus. Please see the SAI for a further discussion of the principal and other investment strategies employed by each Fund.”

26.                               Comment:                                     The Staff requested that the Registrant move “Counterparty Risk” from “More Information About the Funds — Additional Risks” to “More Information About the Funds — Additional Information About the Principal Risks” section as counterparty risk is discussed in the “Derivative Instruments Risk” and therefore should be included in “More Information About the Funds — Additional Information About the Principal Risks” section.

Response:                                        The Registrant appreciates the Staff’s comment but believes that the placement of the risk is appropriate.

27.                               Comment:                                     The Staff requested that the Registrant move “Leverage Risk” from “More Information About the Funds — Additional Risks” to “More Information About the Funds — Additional Information About the Principal Risks” section as leverage is discussed in the “Borrowing Risk” and “Securities Lending Risk” and therefore should be included in “More Information About the Funds — Additional Information About the Principal Risks” section.

Response:                                        The Registrant appreciates the Staff’s comment but believes that the placement of the risk is appropriate.

28.                               Comment:                                     The Staff requested that the Registrant move “Manager Risk” from “More Information About the Funds — Additional Risks” to “More Information About the Funds — Additional Information About the Principal Risks” section.

Response:                                        The Registrant appreciates the Staff’s comment but believes that the placement of the risk is appropriate.

29.                               Comment:                                     The Staff requested that the Registrant account for Voya Multi-Manager International Factors Fund and Voya Multi-Manager International Equity Fund in the paragraph following the table in the section entitled “Management of the Funds” with regards to the Board’s approval of new sub-advisory contracts.

Response:                                        This paragraph has been updated to include a reference to the Funds’ unaudited semi-annual shareholder report to be dated April 30, 2017, which will contain information regarding the basis for the Board’s approval of the investment advisory and investment sub-advisory contracts, as applicable, for the noted Funds.

30.                               Comment:                                     The Staff requested that the Registrant remove the paragraph regarding Voya Investment Management Co. LLC (“Voya IM”) from the section entitled “Management of the Funds — Voya Global Equity Dividend Fund and Voya Russia Fund” as it is not relevant to the Funds sub-advised by NNIP.

Response:                                        The Registrant appreciates the Staff’s comment, however, Voya IM has been approved by the Board of Trustees to provide investment advice if the Adviser determines to allocate assets of the Fund to Voya IM for management. As such, the Registrant believes that it is important to disclose Voya IM’s role to shareholders.

31.                               Comment:                                     The Staff requested that the Registrant revise the “Composite of Substantially Similar Managed Accounts and Funds” to better reflect which Funds are sub-advised by which sub-adviser (similarly to the introductory paragraph for Voya Global Corporate Leaders® 100 Fund.)

Response:                                        The Registrant appreciates the Staff’s comment but believes that the current presentation is clear.

32.                               Comment:                                     The Staff requested that the Registrant revise the headings preceding each composite presentation to remove the fund names.

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant has included the fund names as a reference point for shareholders to understand which composites would apply to their fund.  The Registrant believes that the introductory paragraph makes clear that the Composite performance does not indicate Fund performance, however the Registrant will revise the sentence in the introductory paragraph to this section regarding historical track record to make clear it is the historical track record of substantially similar accounts and funds.

33.                               Comment:                                     The Staff requested that the Registrant revise the introductory paragraph for “Substantially Similar Managed Account” for Voya Global Corporate Leaders® 100 Fund to reflect that the similarly managed accounts include all similarly managed accounts by Voya IM and if it is just one account, disclose that.

Response:                                        The Registrant confirms that there is only one similar account and believes that the current disclosure is appropriate.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

34.                               Comment:                                     The Staff requested that the Registrant include the file number and filing date for the Fund’s financial statements referenced on the cover of the SAI.

Response:                                        The Registrant appreciates the comment but it does not believe it is necessary to include the file number as the SAI cover indicates that the annual and semiannual reports are available free of charge by contacting the Funds or by visiting Voya’s website.

35.                               Comment:                                     The Staff requested that the Registrant correct the date for Voya Global Equity Fund in the section entitled “History of the Trust — Fund Name Changes During the Past Ten Years.”

Response:                                        The Registrant has revised the table in the section entitled “History of the Trust — Fund Name Changes During the Past Ten Years” to reflect the correct dates.

36.                               Comment:                                     The Staff requested that for each 1940 Act restriction which is referenced in the section entitled “Fundamental Investment Restrictions,” the Registrant provide additional disclosure for those limitations.

Response:                                        The Registrant appreciates the Staff’s comment, but believes that revising the fundamental policies in this manner would require a shareholder vote.

37.                               Comment:                                     With respect to information regarding the Directors/Trustees, the Staff requested that the Registrant provide information for interested Directors/Trustees separate from that of the independent Directors/Trustees in compliance with Instruction 2 to Item 17 of Form N-1A.

Response:                                        The Registrant appreciates the Staff’s comment and undertakes to update its layout so that the information is presented separately (in separate tables or in separate sections of the table) in future filings.

38.                               Comment:                                     The Staff requested that the Registrant provide the Directors/Trustees’ compensation as set forth in Item 17(c) of Form N-1A.

Response:                                        The Registrant will include this information in the Registrant’s 485(b) filing.

PART C

39.                               Comment:                                     The Staff has requested that the Registrant confirm that N/A is the correct response to Item 28(c).

Response:                                        The Registrant confirms.

40.                               Comment:                                     The Staff has requested that the Registrant file all relevant agreements pertaining to the name and sub-advisory changes for Voya Multi-Manager International Factors Fund and Voya Global Equity Fund.

Response:                                        The Registrant confirms that all agreements reflecting the new names and sub-advisory changes will be included in the 485(b) filing.

41.                               Comment:                                     The Staff has requested that the Registrant confirm that “N/A” is the correct response to Item 28(f).

Response:                                        The Registrant confirms.

42.                               Comment:                                     The Staff requested that the Registrant please provide the information required by Item 32(b).

Response:                                        The Registrant appreciates the Staff’s comment and will provide such information in the Registrant’s 485(b) filing.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

cc:	Huey P. Falgout, Jr., Esq.
Voya Investments, LLC

Elizabeth J. Reza, Esq.
Rope& Gray LLP